UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Trulieve Cannabis Corp.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

89788c104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89788c104	13 G	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Telogia Pharm, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,591,800 Subordinate Voting Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,591,800 Subordinate Voting Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,800 Subordinate Voting Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). C. Joseph Hackney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,591,800 Subordinate Voting Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,591,800 Subordinate Voting Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,591,800 Subordinate Voting Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 89788c104	13 G	Page 4 of 5

ITEM 1(A).	NAME OF ISSUER

Trulieve Cannabis Corp. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

6749 Ben Bostic Road

Quincy, FL 32351

ITEM 2(A).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is filed by Telogia Pharm, LLC (“Telogia”) and C. Joseph Hackney, who are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of Telogia and C. Joseph Hackney is 3690 Juniper Creek Rd., Quincy, FL 32351.

ITEM 2(C)	CITIZENSHIP

Telogia is a Florida limited liability company and C. Joseph Hackney is a citizen of the United States.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Subordinate Voting Shares, no par value (the “Shares”).

ITEM 2 (E)	CUSIP NUMBER

89788c104

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned by the Reporting Persons:

Telogia beneficially owns 8,591,800 Shares, consisting of 85,918 Multiple Voting Shares held directly, which are convertible into Shares on a one-for-100 basis. C. Joseph Hackney is the manager of Telogia and he has voting and investment power over the shares of capital stock held by such entity. C. Joseph Hackney disclaims beneficial ownership of the shares of capital stock held by Telogia, except to the extent of his pecuniary interest therein.

(b)	Percent of class beneficially owned by the Reporting Person:

Telogia: 6.3%

C. Joseph Hackney: 6.3%

(c)

Number of Shares as to which each of the Reporting Persons has (i) the sole power to vote or direct the vote of: 0, (ii) the shared power to vote or to direct the vote of: 8,591,800, (iii) the sole power to dispose or to direct the disposal of: 0, and (iv) the shared power to dispose or to direct the disposal of: 8,591,800.

CUSIP No. 89788c104	13 G	Page 5 of 5

The percentages of beneficial ownership stated herein and on the Reporting Person’s cover page to this Schedule 13G are based on a total of 128,587,173 Shares outstanding as set forth in the Issuer’s final prospectus, dated January 28, 2022, filed with the Securities and Exchange Commission on January 31, 2022, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

TELOGIA PHARM, LLC

By:	/s/ C. Joseph Hackney
Name: C. Joseph Hackney Title: Manager

/s/ C. Joseph Hackney
C. Joseph Hackney

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated as of February 14, 2022, filed herewith.